UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

CORRECTION

RESOLUTIONS ADOPTED AT THE GENERAL
ORDINARY SHAREHOLDERS’ MEETING
OF GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ON JULY 22, 2010, CONCLUDED JULY 25, 2010

Guadalajara, Jalisco, Mexico, July 26, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced that the resolutions adopted by the GENERAL ORDINARY SHAREHOLDERS’ MEETING of July 22, 2010, concluding July 25, 2010, were the following:

The meeting took place in two sessions. During the first session, which took place on July 22, 2010, with a quorum of 81.25% of the total representative shares of the Company’s equity capital, Item 1 of the Meeting Agenda was resolved and, at the request of a representative of one of the shareholders, Items 2 – 6 of the Meeting Agenda were postponed for three days.  The second session took place July 25, 2010 with a quorum of 80.86% of the total representative shares of the Company’s equity capital.

ITEM 1 OF THE MEETING AGENDA

FIRST RESOLUTION - At the request of Grupo Mexico, Mr. Eduardo J. Gallastegui Armella was named to the Company’s Board of Directors.  In addition, the resignation of independent board member Mr. Carlos Bravo was accepted.

SECOND RESOLUTION - Confirmation of the nomination of the following 6 independent directors provisionally appointed by the Board of Directors:

JOSE MANUEL RINCÓN GALLARDO PURÓN
ERNESTO VEGA VELASCO
FRANCISCO JAVIER FERNÁNDEZ CARBAJAL
FRANCISCO GLENNIE Y GRAUE
JAIME CORTÉS ROCHA
LEON FALIC

This was approved with 63.1% of the votes in favor, 6.7% against and 30.2% abstaining.

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406-3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
www.twitter.com/aeropuertosGAP	www.twitter.com/iadviseIR

The Meeting was suspended at the request of Mr. Alberto de la Parra Zavala, representative of Banco Nacional de Mexico, S.A. and Grupo Mexico S.A.B. de C.V., who requested additional information according to the Company’s by-laws and the Mexican Corporation Law.

It was determined to reconvene the meeting on July 25, 2010 at 12:00 pm.

Once the session reconvened on July 25, 2010 at 12:00 pm, the participants resolved ITEMS 2-6 of the Meeting’s Agenda as follows:

ITEM 2 OF THE MEETING AGENDA

RESOLUTION – Mr. Guillermo Diaz de Rivera Alvarez was named Chairman of the Company’s Board of Directors in accordance with Article 16 of the Company’s by-laws.

This was approved with 69.7% of the votes in favor, 23.8% against and 6.5% abstaining.

ITEM 3 OF THE MEETING AGENDA

RESOLUTION – Mr. Francisco Glennie y Graue was named by the Series B shareholders to be the independent board member in the Company’s Nominations and Compensation Committee, as per Article 29 of the Company’s by-laws. Mr. Francisco Glennie y Graue has held this position previously.

This was approved with 60.7% of the votes in favor, 30.8% against and 8.5% abstaining.

ITEM 4 OF THE MEETING AGENDA

RESOLUTION – Mr. Jose Manuel Rincon Gallardo, who has held this position previously, was named President of the Company’s Audit Committee.

This was approved with 69.6% of the votes in favor, 23.8% against and 6.8% abstaining.

ITEM 5 OF THE MEETING AGENDA

RESOLUTION – The maximum amount of up to Ps. 1,000,000,000.00 (ONE BILLION PESOS) was approved to be used for the buyback share program of the Company, or of credit instruments representing these shares, to allow, if so decided by the Company’s shareholders, the cancellation of such securities. This was a result of the denial of the approval of ITEM 1 of the Meeting Agenda of the Company’s Extraordinary Shareholders’ Meeting “I. Proposal to reduce the Company’s capital stock by up to Ps. 1,000,000,000.00 (ONE BILLION PESOS).”

This was approved with 69.8% of the votes in favor, 23.6% against and 6.5% abstaining.

ITEM 6 OF THE MEETING AGENDA

RESOLUTION – Mr. Jorge Sales Martinez, Mr. Rodrigo Guzmán Perera, Mr. Sergio Enrique Flores Ochoa, Mr. Miguel Aliaga Gargollo and/or Ms. Erica Barba Padilla were named, in no particular order, as delegates of this Shareholders’ Meeting in order to allow them to, if convenient or necessary, present to a Notary of their choice the minutes of this meeting to be notarized, publish the necessary documents to comply with the resolutions adopted at these meetings, fulfill the applicable legal requirements, present the necessary information to the Comisión Nacional Bancaria y de Valores, the Bolsa Mexicana de Valores, S.A. de C.V., the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or any other entity or institution, and to undertake each and every necessary action to make the resolutions adopted at this meeting effective.

This was approved with 88.5% of the votes in favor, 2.1% against and 9.4% abstaining.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 26, 2010